SCHEDULE 13G

                Under the Securities Exchange Act of 1934
                           (Amendment No. -------)

                	Household International Inc.
------------------------------------------------------------------------
                         (Name of Issuer)

                               Common
------------------------------------------------------------------------
                     (Title of Class of Securities)

                             441815107
------------------------------------------------------------------------
                          (CUSIP Number)

Check the following box if a fee is being paid with this statement /_/. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other previsions of the Act (however, see the Notes)
Item 1(a) 	NAME OF ISSUER
	Household International Inc.
Item 1(b)	ADDRESS OF ISSUERS PRINCIPAL EXECUTIVE OFFICES
	2700 Sanders Rd.
	Prospect Heights, IL 60070
Item 2(a)	NAME OF PERSON FILING
	DAVIS SELECETED ADVISERS L.P. for
Abar Foundation
American Electric
Atlanta Gas & Light
Atmos Energy
Avon Old Farms
AXP Partners
Bowne & Co.
Catholic Mutual
Champa Trust
Davis Ptrns Fnd
Del Labs PenPl
Del Labs-Lacrss
DetroitLaborers
Davis Financial Fund
Davis Growth Opportunity
DNE Corp
Davis New York Venture
Davis VaraFinancial
Davis VaraValue
Electrical Workers Annuity
Electrical Workers Pension
Emma Willard
Fishkind LLC
Genesis Depreciation
Genesis Foundation
Genesis Pension
Galveston
Georgia Corp
Gonzaga Univ
GrangeFT
Hathaway
Hirsch
Hoff Family Tr.
Lewis & Roca
MassMutual Prt
MassMutual Var
Masters Select
Mattin A
Mattin B
Medcen
MennenFT
Methodist Home
MetLife SIP
Milder CP
Minn Retail
Manulife Financial
Manulife Value
Mt. Sinai
Mutual Protect
NASD
NASDRegulation
NedsIsland
NM Mutual
Noramco Davis
NYC Superior
Omaha
Plumbers & Pipefitters
SunAmerica Davis Venture Value
Pru Focused Val
Prudential SP
Quadsan
Rappaport
RL Polk
Selected American Shares
Scudder - SVS
Sicav Davis Financial Fund
Sicav Davis Opportunities
Sicav Davis Value Fund
SS Barney Large Cap V
Selected Special Shares
Stobie Creek
Sun America Style Select
Sun America Style LCV
Suburban Propane
SunLife Financial
SunLifeValue
Tallahassee
Temple
Union Dale
Via
Volvo
Wallace Retire
Wellstar
New England Zenith

Item 2(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE
	Davis Selected Advisers, L.P.
	2949 East Elvira Road, Suite 101
	Tucson, Arizona 85706
Item 2(c)	CITIZENSHIP
	Colorado Limited Partnership
Item 2(d)	TITLE OF CLASS OF SECURITIES
	Common Stock
Item 2(e)	CUSIP NUMBER
	441815107
Item 3	1FIELD PURSUANT TO RULE 13d-1(b)
	(e) [X] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940
Item 4 	OWNERSHIP
	(a) Amount beneficially owned	  27,565,640 shares
Abar Foundation			 4,500
American Electric		 144,800
Atlanta Gas & Light		 26,500
Atmos Energy			 18,000
Avon Old Farms			 3,800
AXP Partners			 117,900
Bowne & Co.			 10,400
Catholic Mutual			 4,800
Champa Trust			 8,400
Davis Ptrns Fnd			 22,800
Del Labs PenPl			 2,510
Del Labs-Lacrss			 230
DetroitLaborers			 41,500
Davis Financial Fund		 1,039,500
Davis Growth Opportunity	 36,000
DNE Corp			 3,000
Davis New York Venture		 17,184,500
Davis VaraFinancial		 17,800
Davis VaraValue			 201,200
Electrical Workers Annuity	 32,500
Electrical Workers Pension	 62,900
Emma Willard			 6,300
Fishkind LLC			 6,000
Genesis Depreciation		 8,900
Genesis Foundation		 3,400
Genesis Pension			 4,300
Galveston			 6,700
Georgia Corp			 54,300
Gonzaga Univ			 10,600
GrangeFT			 13,700
Hathaway			 8,800
Hirsch			 	 4,300
Hoff Family Tr.			 5,700
Lewis & Roca			 3,600
MassMutual Prt			 380,200
MassMutual Var			 27,700
Masters Select			 155,000
Mattin A			 4,600
Mattin B			 4,600
Medcen			 	 3,300
MennenFT			 22,200
Methodist Home			 30,700
MetLife SIP			 36,100
Milder CP			 7,400
Minn Retail			 41,400
Manulife Financial		 16,900
Manulife Value			 85,700
Mt. Sinai			 22,200
Mutual Protect			 4,200
NASD			 	 20,900
NASDRegulation			 22,800
NedsIsland			 13,100
NM Mutual			 8,100
Noramco Davis			 6,000
NYC Superior			 14,000
Omaha			 	 12,300
Plumbers & Pipefitters		 5,400
SunAmerica Davis Venture Value	 1,927,800
Pru Focused Val			 161,200
Prudential SP			 66,700
Quadsan			 	 7,300
Rappaport			 4,600
RL Polk			 	 5,400
Selected American Shares	 4,002,100
Scudder - SVS			 75,500
Sicav Davis Financial Fund	 13,900
Sicav Davis Opportunities	 2,600
Sicav Davis Value Fund		 264,300
SS Barney Large Cap V		 36,900
Selected Special Shares		 13,000
Stobie Creek			 15,800
Sun America Style Select	 31,600
Sun America Style LCV		 24,400
Suburban Propane		 10,400
SunLife Financial		 6,000
SunLifeValue			 22,300
Tallahassee			 35,000
Temple			 	 2,700
Union Dale			 5,300
Via			 	 7,300
Volvo			 	 8,000
Wallace Retire			 27,200
Wellstar			 10,000
New England Zenith		 713,400
	(b)  Percent of class   6.02%
Abar Foundation			0.00%
American Electric		0.03%
Atlanta Gas & Light		0.01%
Atmos Energy			0.00%
Avon Old Farms			0.00%
AXP Partners			0.03%
Bowne & Co.			0.00%
Catholic Mutual			0.00%
Champa Trust			0.00%
Davis Ptrns Fnd			0.00%
Del Labs PenPl			0.00%
Del Labs-Lacrss			0.00%
DetroitLaborers			0.01%
Davis Financial Fund		0.23%
Davis Growth Opportunity	0.01%
DNE Corp			0.00%
Davis New York Venture		3.75%
Davis VaraFinancial		0.00%
Davis VaraValue			0.04%
Electrical Workers Annuity	0.01%
Electrical Workers Pension	0.01%
Emma Willard			0.00%
Fishkind LLC			0.00%
Genesis Depreciation		0.00%
Genesis Foundation		0.00%
Genesis Pension			0.00%
Galveston			0.00%
Georgia Corp			0.01%
Gonzaga Univ			0.00%
GrangeFT			0.00%
Hathaway			0.00%
Hirsch				0.00%
Hoff Family Tr.			0.00%
Lewis & Roca			0.00%
MassMutual Prt			0.08%
MassMutual Var			0.01%
Masters Select			0.03%
Mattin A			0.00%
Mattin B			0.00%
Medcen				0.00%
MennenFT			0.00%
Methodist Home			0.01%
MetLife SIP			0.01%
Milder CP			0.00%
Minn Retail			0.01%
Manulife Financial		0.00%
Manulife Value			0.02%
Mt. Sinai			0.00%
Mutual Protect			0.00%
NASD				0.00%
NASDRegulation			0.00%
NedsIsland			0.00%
NM Mutual			0.00%
Noramco Davis			0.00%
NYC Superior			0.00%
Omaha				0.00%
Plumbers & Pipefitters		0.00%
SunAmerica Davis Venture Value	0.42%
Pru Focused Val			0.04%
Prudential SP			0.01%
Quadsan				0.00%
Rappaport			0.00%
RL Polk				0.00%
Selected American Shares	0.87%
Scudder - SVS			0.02%
Sicav Davis Financial Fund	0.00%
Sicav Davis Opportunities	0.00%
Sicav Davis Value Fund		0.06%
SS Barney Large Cap V		0.01%
Selected Special Shares		0.00%
Stobie Creek			0.00%
Sun America Style Select	0.01%
Sun America Style LCV		0.01%
Suburban Propane		0.00%
SunLife Financial		0.00%
SunLifeValue			0.00%
Tallahassee			0.01%
Temple				0.00%
Union Dale			0.00%
Via				0.00%
Volvo				0.00%
Wallace Retire			0.01%
Wellstar			0.00%
New England Zenith		0.16%

	(c) Number of shares as to which such person has:

	(i)   sole power to vote or to direct the vote

		Davis Selected Advisers, L. P.   27,565,640

	(ii)  shared power to vote to direct the vote

		N/A
	(iii) sole power to dispose or to direct  the disposition of

	       Davis Selected Advisers, L. P.	27,565,640
	(iv) shared power to dispose or to direct the disposition of N/A

Item 5	Not applicable

Item 6	Not applicable

Item 7	Not applicable

Item 8 	Not applicable

Item 9	Not applicable

Item 10	CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer or such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

	SIGNATURE	/s/ Anthony Frazia

	PRINT		Anthony Frazia, Chief Compliance Officer

	DATE		February 14, 2002